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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 13
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

IKOS SYSTEMS, INC.
(Name of Subject Company)

IKOS SYSTEMS, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

451716203
(CUSIP Number of Class of Securities)

Joseph W. Rockom
Chief Financial Officer and Secretary
IKOS Systems, Inc.
79 Great Oaks Boulevard
San Jose, California 95119
(408) 284-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Diane Holt Frankle, Esq.
P. James Schumacher, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

/
/    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 13 (the "Amendment") amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on December 20, 2001, as amended on December 21, 2001, December 26, 2001, December 28, 2001, January 9, 2002, January 17, 2002, January 22, 2002, January 24, 2002, February 6, 2002, February 8, 2002, February 13, 2002, March 5, 2002 and March 12, 2002 by IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"), relating to the tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor") to purchase all of the issued and outstanding shares of IKOS common stock, par value $0.01 per share (the "Shares"), at a purchase price of $11.00 per Share, net to the seller in cash, subject to the conditions described in the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 4: The Solicitation or Recommendation

        The subsection of this Item entitled Background is hereby amended to add, at the end of such subsection the following:

        On March 12, 2002, IKOS issued a press release announcing that it had not received a proposal from Synopsys to amend the terms and conditions of the Merger Agreement, that the deadline for Synopsys to improve its offer expired at 6:00 p.m. California time on March 11, 2002, and that IKOS intends to take the necessary steps to terminate the Merger Agreement, including payment of the $5.5 million termination fee to Synopsys, and then enter into the Agreement and Plan of Merger and Reorganization by and among Mentor, Purchaser and IKOS, proffered in executed form by Mentor on January 16, 2002.

Item 9: Exhibits

        Amended to add the following:

(a)(5)(X)	Press Release issued by IKOS dated March 12, 2002

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKOS Systems, Inc.
By:	/s/ JOSEPH W. ROCKOM
Joseph W. Rockom Chief Financial Officer and Secretary
Dated March 12, 2002

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  Item 4: The Solicitation or Recommendation
  Item 9: Exhibits
SIGNATURE